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                                  EXHIBIT 11

           STATEMENT RE:  COMPUTATION OF PER SHARE EARNINGS (LOSS)



                                                                             Year Ended December 31
                                                                     1995             1994               1993
                                                                ----------         ----------          ---------
                                                                   (Amounts in thousands except per share data)
Net earnings (loss) per common share:

  Weighted average shares outstanding                             7,002             6,953             6,724
  Net effect of dilutive stock options and
    warrants based on the treasury stock method (2)                 164               ---               448

  Weighted average shares and common stock equivalents            7,166             6,953  (1)        7,172


  Net earnings (loss)                                            $2,314           $(2,346)           $  700

  Common stock dividend to preferred stockholders (3)                (3)               (3)               (3)


  Net earnings (loss) to common stockholders                     $2,311           $(2,349)           $  697

  Per share amount (4)                                           $  .32           $  (.34)           $  .10





(1) The per share computation in 1994 is based on the weighted average number of shares outstanding. No effect has been given to shares issuable upon the exercise of options and warrants or conversion of preferred stock as such inclusion would be anti-dilutive.

(2) The fully diluted per share computation would be the same as primary since the average market price was greater or immaterially different than the ending price for the years ended December 31, 1995 and 1993.

(3) In December 1995, September 1994 and October 1993, the Board of Directors approved a Common Stock dividend of 306, 1,545, and 1,612 shares to the stockholders of record of Series A Convertible Preferred Stock as of December 15, 1995, 1994 and 1993 that was paid January 1996, 1995 and 1994, respectively. The market value of the Common Stock distributed as of each period was approximately $3,000.

(4) The assumed conversion of the preferred stock would have an immaterial effect (less than 1/10 of $.01) in all periods, and therefore that calculation has been omitted.

(5) All share and per share amounts have been restated to reflect a one-for-five reverse split effected November 2, 1995.